December 27, 2013

Mr. Duc Dang
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Prime Acquisition Corp. Form 20-F Filed October 4, 2013 File No. 001-35105

Dear Mr. Dang:

On behalf of our client, Prime Acquisition Corp., a Cayman Islands company(the “Company”), we hereby provide responses to comments issued in a letter dated October 22, 2013 (the “Staff’s Letter”) regarding the Company’s Form 20-F (File No. 001-35105) (the “Form 20-F”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Form 20-F and related Materials (the “Amendment”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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Mr. Duc Dang U.S. Securities and Exchange Commission December 27, 2013 Page 2

General

1.	We note that you have incorporated by reference audited financial statements and have referenced your auditors as experts on pages 2-3. We note that you have not provided consents pursuant to Item 10.G. of Form 20-F. Please revise or advise.

COMPANY RESPONSE: The consents of Marcum Bernstein & Pinchuk LLP, and BDO S.p.a are attached as exhibits 15.2 and 15.3, respectively, to the Amendment. The consent of Crowe Horwath LLP was not available as of the date of this letter due to the holidays, however, the Company has been advised by Crowe Horwath LLP that it should receive their consent by January 3, 2014. The Company undertakes to file the consent of Crowe Horwath LLP as Exhibit 15.1 by way of an amendment to the Form 20-F upon receipt of such consent from Crowe Horwath LLP.

Unaudited Pro Forma Condensed Combined Financial Information, page 16

2.	It appears that you did not include pro forma adjustments for the purchase of Green Certificates, share issuance pursuant to the management agreement, or cash to be received from a private placement by Radiomareilli SA. These adjustments were in the pro forma financial information in your Schedule TO. Please tell us how you determined it was not necessary to retain these adjustments in your pro forma financial information. Within your response, please reference the authoritative literature that management relied upon.

COMPANY RESPONSE: Changes in response to the Staff’s commment have been made to the Amendment to include pro forma adjustments for the purchase of Green Certificates, share issuance pursuant to the management agreement, or cash to be received from a private placement by Radiomareilli SA.

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Mr. Duc Dang U.S. Securities and Exchange Commission December 27, 2013 Page 3

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Loeb & Loeb LLP